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| FORM 3 |      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                  Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

    Gramercy Z-Tel L.P.
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        (Last)                      (First)                        (Middle)

    712 Fifth Avenue
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                                   (Street)

       New York                     New York                          10019
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               8/28/00
                                                                  --------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

4.  Issuer Name and Ticker or Trading Symbol    Z-Tel Technologies, Inc., ZTEL
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer               X 10% Owner    ___ Other
                                             ---
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (check Applicable Line)

     X   Form Filed by One Reporting Person
    ---
    ____ Form filed by More than One Reporting Person

             Table I--Non-Derivative Securities Beneficially Owned

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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Common Stock               3,074,280            D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMR control number.
                                                                          (Over)

FORM 3 (continued)  Table II -- Derivative Securities Beneficially Owned (e.g.,
                    puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security                      cisable and      Underlying Derivative Security      or              Deriv-         direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        ative          ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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Series D Convertible Preferred                        Common Stock        1,041,666      $12.00             D
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Warrants                                              Common Stock          520,833      $13.80             D
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Explanation of Responses:                                    GRAMERCY Z-TEL L.P.

                              /s/ Laurence Graftstein          September 8, 2000
                              -------------------------------  -----------------
                              Name:  Laurence Graftstein             Date
                              Title: Managing Director

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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